UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 14)1

Steel Partners Holdings L.P.

(Name of Issuer)

Common Units, no par value

(Title of Class of Securities)

85814R107

(CUSIP Number)

WARREN G. LICHTENSTEIN

Steel Partners, Ltd.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 13, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85814R107

1	NAME OF REPORTING PERSON

WGL CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

COLORADO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		970,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

970,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

970,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 85814R107

1	NAME OF REPORTING PERSON

STEEL PARTNERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,764,428
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,764,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,764,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.2%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 85814R107

1	NAME OF REPORTING PERSON

SPH SPV-I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,242,765 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,242,765 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,242,765 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%
14	TYPE OF REPORTING PERSON

OO

(1)	Includes 1,702,059 Class C Units.
4

CUSIP No. 85814R107

1	NAME OF REPORTING PERSON

WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,415,206
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,007,193 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,415,206
	10	SHARED DISPOSITIVE POWER

9,007,193 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,422,399 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.0%
14	TYPE OF REPORTING PERSON

IN

(1)	Includes 1,702,059 Class C Units.
5

CUSIP No. 85814R107

1	NAME OF REPORTING PERSON

JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,088,127
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		57,306
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,088,127
	10	SHARED DISPOSITIVE POWER

57,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,145,433
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.5%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 85814R107

1	NAME OF REPORTING PERSON

EMH HOWARD LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		57,306
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

57,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 85814R107

The following constitutes Amendment No. 14 to the Schedule 13D filed by the undersigned (“Amendment No. 14”). This Amendment No. 14 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Units, no par value, including Class C Common Units (the “Class C Units”), of Steel Partners Holdings L.P. (the “Issuer”). The Class C Units have the same rights as the Common Units, except that a Class C Unit will not be saleable in the public market until the capital account allocable to such Class C Unit is equal to the capital account allocable to a Common Unit (“Capital Account Alignment”), determined as if a Class C Unit and a Common Unit were separate partnership interests for U.S. federal income tax purposes. At such time that Capital Account Alignment is achieved, a Class C Unit will convert automatically into a Common Unit. Class C Units (including Class C Units received in respect of a year) will be allocated their share of taxable income based on their percentage interests, except as otherwise determined by the Issuer. The Common Units, including the Class C Units, are collectively referred to herein as the “Units”. The address of the principal executive offices of the Issuer is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 5,794,428 Common Units owned directly by SPL were acquired as follows: (i) 386,658 Common Units were acquired by SPL with its working capital in open market and private transactions for an aggregate purchase price of approximately $3,180,514, (ii) 14,850 Common Units were acquired by SPL in connection with a settlement agreement with a former investor in an affiliated entity for an aggregate purchase price of approximately $111,375, and (iii) 5,392,920 Common Units were distributed to SPL from WGL.

The 970,000 Common Units owned directly by WGL were acquired pursuant to the arrangements discussed in Item 4.

The 540,706 Common Units and the 1,702,059 Class C Units owned directly by SPH SPV were acquired pursuant to the arrangements discussed in Item 4.

The 2,415,206 Common Units owned directly, and indirectly through grantor retained annuity trusts, by Warren G. Lichtenstein were initially acquired by Mr. Lichtenstein or his affiliates in connection with various previously-disclosed transactions relating to the restructuring of certain predecessors of the Issuer and pursuant to the arrangements involving SPH SPV discussed in Item 4.

8

CUSIP No. 85814R107

Of the 4,145,433 Common Units owned directly, and indirectly through EMH and trusts, by Jack L. Howard, 3,147,185 Common Units were initially acquired by Mr. Howard or his affiliates in connection with various previously-disclosed transactions relating to the restructuring of certain predecessors of the Issuer, 706,991 Common Units were acquired by Mr. Howard in a private transaction in exchange for equity in a private corporation, 91,603 Common Units were acquired by Mr. Howard pursuant to the arrangements involving SPH SPV discussed in Item 4, 99,553 Common Units were acquired by Mr. Howard and EMH directly from the Issuer pursuant to purchase agreements whereby the Issuer issued the Common Units in exchange for common stock and preferred stock of WebFinancial Holding Corporation, 40,000 Common Units were acquired by Mr. Howard with personal funds in open market transactions for an aggregate purchase price of approximately $364,829, 40,100 Common Units were acquired by trusts of which Mr. Howard is a trustee with trust funds in open market transactions for an aggregate purchase price of approximately $947,873, 20,000 Common Units were acquired by EMH with its working capital in open market transactions for an aggregate purchase price of approximately $182,836 and one Common Unit was gifted to Mr. Howard and held in his sub-account with SPH SPV.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

On April 11, 2012, as a result of the termination of that certain Investor Services Agreement by and between the Issuer and WGL, and pursuant to the terms of the Second Amended and Restated Deferred Fee Agreement by and between the Issuer and WGL (the “Deferred Fee Agreement”), 6,403,002 Class B Units were issued to WGL by the Issuer, subject to adjustment as of March 31, 2012. On May 11, 2012, an additional 536,645 Class B Units were issued to WGL by the Issuer reflecting an adjustment based on the deferred fee liability as of March 31, 2012. On May 1, 2014, the capital account allocable to a Class B Unit equaled the capital account allocable to a regular Common Unit and, therefore, all then outstanding Class B Units converted automatically into regular Common Units. Subsequent to the May 1, 2014 conversion, 706,991 Common Units were sold in a private transaction on November 4, 2015.

On January 7, 2015, pursuant to the terms of the Deferred Fee Agreement, 130,264 Class B Units were issued to WGL by the Issuer. On May 16, 2016, the capital account allocable to a Class B Unit equaled the capital account allocable to a regular Common Unit and, therefore, all then outstanding Class B Units converted automatically into regular Common Units.

On May 1, 2014, SPH SPV was issued 1,542,073 Class C Units with respect to the Incentive Units received pursuant to that certain Fifth Amended and Restated Management Agreement effective as of May 11, 2012 (the “Management Agreement”), by and among the Issuer, SPH Group LLC, a wholly owned subsidiary of the Issuer, and SP General Services, LLC, the manager of the Issuer (“SP General Services”). The right to receive such Class C Units was previously assigned to SPH SPV by SP General Services. On May 1, 2014, the capital account allocable to a Class C Unit equaled the capital account allocable to a regular Common Unit and, therefore, all then outstanding Class C Units converted automatically into regular Common Units. Subsequent to the May 1, 2014 conversion, 340,926 Common Units were withdrawn from SPH SPV.

On January 7, 2015, the Issuer and SPH SPV entered into that certain Incentive Unit Agreement (the “Incentive Unit Agreement”), effective as of May 11, 2012, to restate the provisions related to the Incentive Units from the Management Agreement without substantive change.

9

CUSIP No. 85814R107

On February 13, 2018, SPH SPV was issued 461,442 Class C Units with respect to the Incentive Units received pursuant to the Incentive Unit Agreement. The right to receive such Class C Units was previously assigned to SPH SPV by SP General Services. In June 2018, the capital account allocable to a Class C Unit equaled the capital account allocable to a regular Common Unit and, therefore, all then outstanding Class C Units converted automatically into regular Common Units. Subsequent to the June 2018 conversion, 1,121,883 Common Units were withdrawn from SPH SPV.

On April 13, 2022, SPH SPV was issued 1,702,059 Class C Units with respect to the Incentive Units received pursuant to the Incentive Unit Agreement. Mr. Lichtenstein and Steel Holdings previously made their respective filings to the Premerger Notification Office of the Federal Trade Commission and the Antitrust Division of the Department of Justice as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 to acquire the Class C Units. The statutory waiting period required by Section 7A(b)(1) of the Clayton Act, 15 U.S.C. Section 18a(b)(1), expired on April 6, 2022. The Issuer then issued the Class C Units following the receipt of approval of a supplemental listing application to the New York Stock Exchange.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Units at prices that would make the purchase or sale of Common Units desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Common Units on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable to the extent permitted by the limited partnership agreement of the Issuer or applicable law.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein or in Mr. Lichtenstein’s or Mr. Howard’s capacities as executive officers and directors of the general partner of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Units reported owned by each person named herein is based upon 22,417,310 Units outstanding, based on the number of Units outstanding disclosed in the Issuer’s Schedule 14A filed on April 11, 2022, plus the additional 1,702,059 Class C Units issued to SPH SPV on April 13, 2022.

As of the close of business on April 14, 2022, WGL owned directly 970,000 Common Units, constituting approximately 4.3% of the Units outstanding. By virtue of their relationship with WGL discussed in further detail in Item 2, each of SPL and Warren G. Lichtenstein may be deemed to beneficially own the Units owned directly by WGL.

As of the close of business on April 14, 2022, SPL owned directly 5,794,428 Common Units, constituting approximately 25.8% of the Units outstanding. By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Units owned directly by SPL.

10

CUSIP No. 85814R107

As of the close of business on April 14, 2022, SPH SPV owned directly 540,706 Common Units and 1,702,059 Class C Units, constituting approximately 10.0% of the Units outstanding. By virtue of his relationship with SPH SPV discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Units owned directly by SPH SPV.

As of the close of business on April 14, 2022, Warren G. Lichtenstein owned: (i) directly 586,612 Common Units, constituting approximately 2.6% of the Units outstanding, and (ii) indirectly, through grantor retained annuity trusts of which Mr. Lichtenstein is trustee, 1,828,594 Units, constituting approximately 8.2% of the Units outstanding, which, together with the Units owned directly by WGL, SPL and SPH SPV that Mr. Lichtenstein may also be deemed to beneficially own, constitute approximately 51.0% of the Units outstanding.

As of the close of business on April 14, 2022, EMH owned directly 57,306 Common Units, constituting less than 1% of the Units outstanding. By virtue of his relationship with EMH discussed in further detail in Item 2, Jack L. Howard may be deemed to beneficially own the Units owned directly by EMH.

As of the close of business on April 14, 2022, Jack L. Howard owned: (i) directly 1,719,179 Common Units, constituting approximately 7.7% of the Units outstanding, and (ii) indirectly, through trusts of which Mr. Howard is trustee, 2,368,948 Units, constituting approximately 10.6% of the Units outstanding, which, together with the Units owned directly by EMH that Mr. Howard may also be deemed to beneficially own, constitute approximately 18.5% of the Units outstanding. Mr. Howard’s direct ownership of securities of the Issuer reported herein includes securities held by an entity that is 100% owned by him.

Absent banking regulatory approval, voting rights are forfeited with respect to all Units in excess of 9.9%, and such Units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes.

Mr. Lichtenstein holds directly 416,948 6.0% Series A Preferred Units of the Issuer (the “Preferred Units”), Mr. Howard holds directly 241,375 Preferred Units and EMH holds directly 87,649 Preferred Units. The Preferred Units currently do not have voting rights and may only be converted to Units in the Issuer’s discretion. Accordingly, Mr. Lichtenstein, Mr. Howard and EMH are not deemed to beneficially own the Units underlying their Preferred Units.

(b)       Each of WGL, SPL and Warren G. Lichtenstein may be deemed to have shared power to vote and dispose of the Units reported in this Schedule 13D owned directly by WGL. Each of SPL and Mr. Lichtenstein may be deemed to have shared power to vote and dispose of the Units reported in this Schedule 13D owned directly by SPL. Each of SPH SPV and Mr. Lichtenstein may be deemed to have shared power to vote and dispose of the Units reported in this Schedule 13D owned directly by SPH SPV. Mr. Lichtenstein has the sole power to vote and dispose of the Units reported in this Schedule 13D owned directly by him. As trustee of the grantor retained annuity trusts, Mr. Lichtenstein has the sole power to vote and dispose of the Units reported in this Schedule 13D owned indirectly by him through the grantor retained annuity trusts.

Each of EMH and Jack L. Howard may be deemed to have shared power to vote and dispose of the Units reported in this Schedule 13D owned directly by EMH. Mr. Howard has the sole power to vote and dispose of the Units reported in this Schedule 13D owned directly by him. As trustee of the trusts, Mr. Howard has the sole power to vote and dispose of the Units reported in this Schedule 13D owned indirectly by him through the trusts.

11

CUSIP No. 85814R107

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Units he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Units reported herein that he or it does not directly own.

(c)       On March 30, 2022, WGL distributed 5,392,920 Common Units to SPL resulting in SPL beneficially owning such Units directly instead of indirectly through WGL. On April 13, 2022, SPH SPV was issued 1,702,059 Class C Units as described in further detail in Item 4. There were no other transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

12

CUSIP No. 85814R107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2022

WGL CAPITAL LLC

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	President

STEEL PARTNERS, LTD.

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	President

SPH SPV-I LLC

By:	Warren G. Lichtenstein, Managing Member

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	Attorney-in-Fact for Warren G. Lichtenstein

WARREN G. LICHTENSTEIN

/s/ Jack L. Howard
Jack L. Howard as Attorney-in-Fact for Warren G. Lichtenstein

EMH HOWARD, LLC

By:	/s/ Jack L. Howard
	Name:	Jack L. Howard
	Title:	Managing Member

/s/ Jack L. Howard
JACK L. HOWARD

13